February 4, 2019

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

       Re: The OLB Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 12, 2018
           CIK No. 0001314196

Dear Mr. Yakov:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please highlight on the cover page that you will be a controlled company within the meaning of the corporate governance standards of Nasdaq. Disclose the beneficial ownership held by Mr. Yakov, your Chief Executive Officer, and Mr. Herzog, your principal stockholder, after the closing of the offering.
Prospectus Summary
Our Company, page 1

2. Please disclose whether you are currently substantially dependent on your
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
February 4, 2019
February 4, 2019 Page 2
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FirstName LastName
         eVance business and, if so, the extent of such dependence. In this regard, we note that revenue for the Successor period was "primarily from transaction and processing fees related to electronic payment."
Corporate Information, page 2

3. You disclose that CrowdPay and Omnisoft were affiliate companies of your "majority stockholder" prior to the respective share exchanges. Please revise to identify
         Messrs. Yakov and Herzog as the counterparties to the share exchange agreements.
         Further, disclose the details of the transactions in the related party transactions section of your prospectus. Refer to Item 404(d) of Regulation S-K.
Risk Factors
Risks Related to Our Company, page 4

4. You state that Ms. Boulds was hired as a full-time Chief Financial Officer, but her biographical description suggests that she currently has other business interests. To the extent material, please clarify the amount of time that Ms. Boulds devotes to the company and include appropriate risk factors regarding the limitations on her time and potential conflicts of interest.
Our operating results and operating metrics are subject to seasonality and volatility . . . ., page 17

5. Your disclosure indicates that the eVance business generates revenue in Europe. You, however, otherwise disclose that such business provides financial and transaction processing solutions "to merchants throughout the United States." Please reconcile. To the extent you are targeting international expansion for the eVance business, please clarify and describe the material opportunities, challenges, and risks associated with such strategy in an appropriate area of the prospectus.
Cautionary Note Regarding Forward-Looking Statements, page 36

6. You state that you intend the forward-looking statements in the prospectus "to be covered by the safe harbor" for such statements. As your disclosure indicates that you believe this offering constitutes your initial public offering, please remove any implication that you are eligible to invoke the safe harbor provided by Section 27A of the Securities Act.
Use of Proceeds, page 37

7. Please disclose the amount of the Term Loan that you intend to repay with the proceeds of this offering. Also, clarify which promissory notes you intend to repay. In this regard, you refer to $3.0 million of such notes, which mature on March 31, 2019; however, $2.0 million matures on November 14, 2019.
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
February 4, 2019
February 4, 2019 Page 3
Page 3
FirstName LastName
Results of Operations, page 42

8. The transaction and processing fees generated by the eVance business appear to have decreased significantly during the periods subsequent to the date of the Asset Acquisition.
         Please describe the causes of this change, including any known trends or uncertainties that have had or that you reasonably expect to have a material favorable or unfavorable impact on revenue. For further insight into your performance, provide a comparative breakdown of any key metrics that management uses to evaluate the performance of the
         eVance business, such as the monthly average amount and number of transactions processed as well as the number of merchants for which you serve as a wholesale ISO versus a retail ISO. In this regard, you should expand upon the disclosure on page 41 that you are "currently processing over $82,000,000 in gross transactions on a monthly run rate and average 1,400,000 transactions a month" and disclose such quantitative information for each period presented. Refer to Item 303(a) of Regulation S-K and
         Section B of SEC Release No. 33-8350.
Liquidity and Capital Resources, page 43

9. You disclose that you are "currently in the process of a capital raise of up to $5,000,000"
         that will yield enough liquidity for the next several years. Please clarify whether you are referring to the current offering or another financial transaction. In addition, please reconcile this statement with the disclosure in Note 3 that you are "currently in the process of a capital raise of up to $7,500,000."
Business
Our Industry, page 46

10. Please disclose the date of publication of the Nilson Report to which you cite in this discussion. In this regard, we note the corresponding disclosure on page i that you "have not independently verified the data" that derive from such report. Please be advised that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information that you have chosen to include.
Description of Our CrowdPay Business, page 51

11. Please explain how your platform for Regulation Crowdfunding offerings differs from your platform for Regulation A+ and Regulation D offerings in relation to your compliance with the federal securities laws, including fee structures. In this regard, you should briefly describe the distinct regulatory framework that is applicable to funding portals as well as what distinguishes your services from those that may generally be provided by broker-dealers.
 Ronny Yakov
FirstNameGroup, Inc.
The OLB LastNameRonny Yakov
Comapany NameThe OLB Group, Inc.
February 4, 2019
February 4, 2019 Page 4
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FirstName LastName
Certain Relationships and Related Party Transactions, page 64

12. Your disclosure appears to be limited to transactions that have occurred since the beginning of the last fiscal year. Please also identify any transaction that has occurred since the beginning of the fiscal year ended December 31, 2016 in which the amount involved the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years. In this regard, we note your disclosure on page F-10. Refer to Item 404(d)(1) and Instruction 1 to Item 404 of Regulation S-K.
         Further, identify the related parties to whom you owe $81,694 in accrued expenses.
Experts, page 71

13.      The Exhibit 16 letter provided by Liggett & Webb P.A. refers to an
Item 4.01 Form 8-K
         dated September 25, 2018. Please amend the Form 8-K filed on January 30, 2019 to include a revised letter from your former independent registered accounting firm.
The OLB Group, Inc.
Interim Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation, page F-18

14. Please tell us whether both the April 9, 2018 Asset Acquisition and the May 9, 2018 Share
         Exchanges are common control transactions. If so, tell us how you determined that the
         Asset Acquisition qualifies as a common control transaction. If not, please revise your current disclosures as they appear to imply that both the Asset Acquisition and Share
         Exchanges are common control transaction.
15. Your disclosures imply that prior periods were retrospectively adjusted to furnish comparative information. Please clarify for us which periods were adjusted and revise your disclosures as necessary. Also, tell us the amount of revenue attributable to
         Omnisoft and CrowdPay for each period in which they were presented and where they are reflected in the financial statements provided.
Revenue and cost recognition, page F-19

16. Your disclosures refer to both ASC 605 and ASC 606. Please revise to clarify when you adopted ASC 606 and provide the related disclosures including the transition disclosures required by ASC 606-10-65.
Unaudited Pro Forma Condensed Combined Financial Information, page F-47

17. Please tell us why there are no pro forma adjustments in the pro forma condensed combined statement of operations. In this regard, we note the stepped up basis in acquired intangible assets and the change in outstanding debt.
 Ronny Yakov
The OLB Group, Inc.
February 4, 2019
Page 5
Exhibits

18. Please file or incorporate by reference all the material agreements related to the Asset
      Acquisition and the Share Exchange as exhibits to the registration statement. In this regard, we specifically refer you to the agreements that were filed as exhibits to the
      Forms 8-K filed on April 13, 2018, May 15, 2018, and August 3, 2018, pursuant to Item
      601(b)(2) and Item 601(b)(10) of Regulation S-K. Also, please note the promissory note that was issued to Mr. Herzog on November 14, 2018, which does not appear to have been filed with a Form 8-K, should be filed as an exhibit to the registration statement.
19. Please file the written agreement pursuant to which Mr. Herzog has promised to provide you with any additional financial support that you may need. In this regard, we note your disclosure on page F-21. Also, file Mr. Yakov's employment agreement, which you briefly describe on page 61. Refer to Item 601(b)(10) of Regulation S-K. General

20. It appears that you have confidentially submitted this registration statement pursuant to
      Section 6(e) of the Securities Act of 1933. Clarify whether you believe that you are an emerging growth company. If appropriate, provide disclosure clarifying the implications of such status throughout the prospectus, including the cover page, prospectus summary, and Risk Factors section. In this regard, you should address whether you will use the extended transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act. Also, supplementally provide us with copies of all written communications, as defined in Rule 405 of the
      Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-
Advisor, at (202) 551-6515 or, in his absence, Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                            Sincerely,

FirstName LastNameRonny Yakov                               Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameThe OLB Group, Inc.
                                                            and Services
February 4, 2019 Page 5
cc:       Barry I. Grossman
FirstName LastName